EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share
(in thousands, except for earnings per share)

	Years Ended June 30,
	2008	2007	2006
Basic income per share
Net income	$728	$2,326	$2,328

Weighted-average shares:
Outstanding	7,961	8,122	8,009

Basic income per share	$0.09	$0.29	$0.29

Diluted income per share
Net income	$728	$2,326	$2,328

Weighted-average shares:
Outstanding	7,961	8,122	8,009
Options	66	119	190
Restricted common stock	278	186	89
	8,305	8,427	8,288
Diluted income per share	$0.09	$0.28	$0.28